EXHIBIT 99.3

Intellipharmaceutics Announces First Quarter 2014 Results

Generic Focalin XR(R) Revenues Increase in First Quarter

TORONTO, April 14, 2014 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 28, 2014. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

Revenue related to the Company's license and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the three months ended February 28, 2014 was $4.7 million versus nil in the three months ended February 28, 2013. The $4.7 million revenue in the three months ended February 28, 2014 derived principally from a full quarter of commercial sales of its first product, 15 and 30 mg strengths of dexmethylphenidate hydrochloride extended-release capsules (generic Focalin XR®), which recently received final FDA approval.

Income from operations for the three months ended February 28, 2014 was $2.2 million compared with loss from operations of $2.3 million for the three months ended February 28, 2013. Research and development ("R&D") expenditures in the three months ended February 28, 2014 increased to $1.4 million compared to $1.3 million in the three months ended February 28, 2013, primarily due to a decrease in stock-based compensation for R&D employees and the timing of certain R&D activities which were deferred. After adjusting for stock-based compensation, expenditures for R&D were higher by $0.1 million during the 2014 period. During the quarter ended February 28, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(B)(2) product candidates, and paid bonuses to certain non-management employees in R&D departments.

Selling, general and administrative expenses for the three months ended February 28, 2014 increased to $1.0 million versus $0.8 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were higher by $0.2 million during the 2014 period, primarily due to the payment of bonuses to certain non-management employees, an increase in legal expenses, and travel expenditures related to business development activities.

The Company recorded net income for the three months ended February 28, 2014 of $2.2 million, or $0.09 per diluted common share, compared with a loss of $1.3 million, or $0.07 per common share for the three months ended February 28, 2013. The net income is attributed to the licensing revenue and milestone revenue. For the three months ended February 28, 2013, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by the gain in fair value adjustment of derivative liabilities. The fair value adjustment of derivative liabilities in the three months ended February 28, 2014 was nil versus a gain of $1.2 million in the prior period. In view of the final approval of dexmethylphenidate hydrochloride extended-release capsules for the15 and 30 mg strengths, and the generation and collection of U.S. dollar revenues in the three months ended February 28, 2014 which represents a significant and material change in economic facts and circumstances, the Company assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Prior to the change in functional currency, U.S. GAAP required the fair values of the derivative liabilities to be re-valued at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss. Subsequent to the change in functional currency, U.S. GAAP reclassifies the derivative liabilities to equity and there is no further re-valuation at the end of every reporting period.

At February 28, 2014, Intellipharmaceutics' cash totaled $5.6 million, compared with $0.8 million at November 30, 2013. The increase in cash during the three months ended February 28, 2014 is mainly a result of the cash flows provided from operating activities relating to the Company's licensing revenue, and an increase in cash flows provided from financing activities which are from common share sales under the Company's at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three months ended February 28, 2014, net cash flows provided from operating activities increased to $0.2 million as compared to net cash flows used in operating activities of $1.4 million for the three months ended February 28, 2013. The increase in cash provided was due to the receipt by the Company of approximately $3.1 million as its first payment relating to commercial sales of its products by Par and discussed further below.

For the three months ended February 28, 2014, net cash flows provided from financing activities of $4.7 million related principally from at-the at-the-market issuances of 1,312,100 of the Company's common shares sold on NASDAQ for net proceeds to the Company of $4,808,054. For the three months ended February 28, 2013, net cash flows provided from financing activities of $1.5 million relate principally to a debenture financing in the aggregate principal amount of $1.5 million. For the three months ended February 28, 2014 net cash flows used in investing activities was $0.07 million compared to $0.04 million in the prior period. The increase was mainly the result of purchases of production, laboratory and computer equipment to accelerate product development activities.

Corporate Highlight

  In February 2014, Intellipharmaceutics announced the receipt of approximately $3.1 million as its first payment relating to commercial sales of dexmethylphenidate hydrochloride extended-release capsules by Par. This represents the Company's licensing revenue for the 15 and 30 mg strengths of the drug product for the period November 19, 2013 to December 31, 2013 under its license and commercialization agreement with Par. Future payments are not coterminous with the Company's fiscal quarter ends and are expected on a calendar quarterly basis, although the amounts of any such payments cannot now be determined and may vary significantly from time-to-time.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of products (our dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths which recently received final FDA approval) and product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System and Regabatin™ XR pregabalin extended-release capsules.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches, the timing and amount of insurance reimbursement for our products, changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third party sourced products and materials, difficulties or delays in manufacturing, the manufacturing capacity of third-party manufacturers that we may use for our products, and the successful compliance with FDA and other governmental regulations applicable to the Company and its third party manufacturers' facilities, products and/or businesses. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S.,which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 28, 2014 will be accessible on Intellipharmaceutics' website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28, 2014	November 30, 2013
	$	$

Assets
Current
Cash	5,604,736	760,586
Accounts receivable	3,090,079	1,475,745
Investment tax credits	242,278	179,551
Prepaid expenses, sundry and other assets	291,900	312,533
	9,228,993	2,728,415

Deferred offering costs	--	419,777
Property and equipment, net	1,225,262	1,231,309
	10,454,255	4,379,501

Liabilities
Current
Accounts payable	573,344	810,381
Accrued liabilities	616,035	669,321
Employee costs payable	197,930	508,616
Current portion of capital lease obligations	28,844	43,264
Due to related parties	738,856	759,564
Convertible debenture	1,404,031	--
	3,559,040	2,791,146

Convertible debenture	--	2,105,406
Warrant liabilities	--	5,438,022
	3,559,040	10,334,574

Shareholders' equity (deficiency)
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
22,819,711 common shares	16,334,682	11,721,152
(2013 - 21,430,611)
Additional paid-in capital	29,654,378	23,619,055
Accumulated other comprehensive loss	284,421	284,421
Accumulated deficit	(39,378,266)	(41,579,701)
	6,895,215	(5,955,073)
Contingencies
	10,454,255	4,379,501

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive income (loss)
for the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)
	2014	2013
	$	$
Revenue
Licensing	4,435,225	--
Milestone	245,833	--
	4,681,058	--

Expenses
Research and development	1,357,446	1,337,755
Selling, general and administrative	1,006,718	833,457
Depreciation	71,607	93,073
	2,435,771	2,264,285

Income (loss) from operations	2,245,287	(2,264,285)
Fair value adjustment of derivative liabilities	--	1,232,157
Net foreign exchange gain (loss)	38,300	(242,617)
Interest income	126	10
Interest expense	(82,278)	(65,398)
Net income (loss)	2,201,435	(1,340,133)
Other comprehensive income
Foreign exchange translation adjustment	--	242,254
Comprehensive income (loss)	2,201,435	(1,097,879)

Net income (loss) per common share, basic and diluted
Basic	0.10	(0.07)
Diluted	0.09	(0.07)

Weighted average number of common shares outstanding
Basic	22,280,330	17,906,937
Diluted	23,561,129	17,906,937

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2014 and 2013
(Stated in U.S. dollars)
	2014	2013
	$	$

Loss	2,201,435	(1,340,133)
Items not affecting cash
Depreciation	71,607	93,073
Stock-based compensation	6,537	202,874
Deferred share units	9,181	9,813
Accrued interest on related party loan	10,445	24,610
Fair value adjustment of derivative liabilities	--	(1,232,157)
Unrealized foreign exchange (gain) loss	(65,489)	248,466
Change in non-cash operating assets & liabilities
Accounts receivable	(1,614,335)	(8,187)
Investment tax credits	(62,727)	(99,856)
Prepaid expenses and sundry assets	20,633	(23,513)
Accounts payable and accrued liabilities	(360,164)	696,128
Cash flows provided from (used in) operating activities	217,123	(1,428,882)

Financing activities
Issuance of common shares on option exercise	29,736	--
Repayment of capital lease obligations	(14,421)	(12,070)
Proceeds from convertible debenture	--	1,500,000
Issuance of common shares on at-the-market financing	4,944,014	--
Financing cost	(429,242)	--
Proceeds from issuance of shares on exercise of warrants	162,500	--
Cash flows provided from financing activities	4,692,587	1,487,930

Investing activity
Purchase of property and equipment	(65,560)	(37,064)

Cash flows used in investing activities	(65,560)	(37,064)

Effect of foreign exchange loss on cash held in foreign currency	--	(3,160)

Increase (decrease) in cash and cash equivalents	4,844,150	18,824
Cash and cash equivalents, beginning of period	760,586	497,016

Cash and cash equivalents, end of period	5,604,736	515,840

Supplemental cash flow information
Interest paid	44,353	10,349
Taxes paid	--	--
CONTACT: Company Contact:
         Intellipharmaceutics International Inc.
         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001
         investors@intellipharmaceutics.com

         Investor Contact:
         ProActive Capital
         Kirin Smith
         646-863-6519
         ksmith@proactivecapital.com